Exhibit 99.1

For Immediate Release

YY Group Launches Robotics Integration to Boost Service Performance and Client Efficiency

SINGAPORE, July 24, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), today announced the launch of a robotics integration initiative across its core service lines. The program is designed to enhance service delivery, strengthen workforce support, and help clients meet growing demands with greater consistency and efficiency

Robotics Integration Across Key Sectors

Phase one of the rollout focuses on high-impact areas where automation delivers immediate gains in service quality, speed, and reliability. In hospitality, robotic runners will support banquet teams by handling food delivery and event logistics, ensuring timely coordination during high-demand events. Autonomous cleaners will provide 24/7 sanitation in commercial spaces, guided by AI for optimal coverage. Smart security patrol bots will support routine surveillance and reporting, allowing on-site teams to focus on priority issues. For façade and high-access cleaning, robotic systems will enhance safety and precision in hard-to-reach areas which reduces risk while enabling staff to focus on higher-value tasks.

Robotics will be deployed flexibly across service lines, with models tailored to each client’s needs ranging from on-demand use to capital-based ownership. All deployments are supported by YY Group’s in-house technician teams and can integrate with client-side platforms as required.

Our robotics solutions are built to support, not replace human teams. From setup to daily operations, robots integrate smoothly into workflows, freeing staff to focus on higher-value tasks. Clients can scale at their own pace, with no disruption to existing operations.

“As service expectations evolve and manpower dynamics shift, robotics presents a timely opportunity to enhance consistency, safety, and scalability,” said Mike Fu, Group Chief Executive Officer of YY Group Holding Limited. “This initiative marks a natural evolution in our journey to deliver smarter, tech-enabled solutions to clients while staying ahead of future operational demands.”

YY Group is partnering with select clients in Singapore and Malaysia to pilot robotic deployments, with initial scaling focused on Southeast Asia and plans for global expansion underway. These pilots align with the Company’s long-term strategy to become a digitally enabled IFM and workforce solutions provider.

By embedding automation into its service model, YY Group aims to improve asset efficiency, elevate service outcomes, and strengthen client retention, and grow recurring revenue across its network.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and several factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the success of the robotics integration initiative, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations, and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

About YY Holdings Limited:
YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com